UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

ALLERGAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018490102

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 018490102	13D	Page 2

1	Name of reporting person Pershing Square Capital Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,878,538
	9	Sole dispositive power 0
	10	Shared dispositive power 28,878,538
11	Aggregate amount beneficially owned by each reporting person 28,878,538
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%(1)
14	Type of reporting person IA

(1)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP No. 018490102	13D	Page 3

1	Name of reporting person PS Management GP, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,878,538
	9	Sole dispositive power 0
	10	Shared dispositive power 28,878,538
11	Aggregate amount beneficially owned by each reporting person 28,878,538
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%(2)
14	Type of reporting person OO

(2)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP No. 018490102	13D	Page 4

1	Name of reporting person William A. Ackman
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,878,538
	9	Sole dispositive power 0
	10	Shared dispositive power 28,878,538
11	Aggregate amount beneficially owned by each reporting person 28,878,538
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%(3)
14	Type of reporting person IN

(3)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP No. 018490102	13D	Page 5

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2525 Dupont Drive, Irvine, California, 92612.

As of April 21, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 28,878,538 shares of Common Stock (which include 24,831,107 shares of Common Stock underlying American-style call options and 3,450,000 shares of Common Stock underlying forward purchase contracts), representing approximately 9.7% of the issued and outstanding shares of Common Stock of the Issuer.

Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia, Canada (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA”), are jointly filing a separate Schedule 13D reporting beneficial ownership of shares of Common Stock. The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Exchange Act of 1934, as amended (the “Exchange Act”)) with Valeant and Valeant USA.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and

(iii)	William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of April 21, 2014, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds.

PS Management’s principal business is to serve as the sole general partner of Pershing Square.

The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square and the managing member of PS Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pershing Square advises the account of PS Fund 1, LLC, a Delaware limited liability company (“PS Fund 1”), which is the entity that has acquired securities of the Issuer. As of April 21, 2014, Pershing Square beneficially acquired for the account of PS Fund 1 an aggregate of 28,878,538 shares of Common Stock (which includes 24,831,107 shares of Common Stock underlying American-style call options exercisable through dates ranging from March 4, 2015 to April 20, 2015 and 3,450,000 shares of Common Stock underlying forward purchase contracts) for total consideration of $3,217,819,947. The source of funding for such transactions was derived from capital contributed by funds advised by Pershing Square and by Valeant USA.

CUSIP No. 018490102	13D	Page 6

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Valeant currently intends to propose a merger in which the Issuer’s shareholders will receive a combination of cash and Valeant common shares. Valeant has not yet determined the amount of cash and number of Valeant common shares it will offer, but it currently expects the cash component will total around $15 billion. Barclays and Royal Bank of Canada have indicated that they are prepared to deliver financing commitments covering the cash portion of the transaction at the time Valeant makes an offer.

Although Valeant currently expects to make an offer, it is under no obligation and provides no assurance it will do so. If Valeant fails to make an offer before May 2, 2014, the Reporting Persons will have the right to terminate the letter agreement described in Item 6 below and wind up PS Fund 1.

The Reporting Persons and Valeant intend to consult with each other in connection with their respective investments in Common Stock, as described in Item 6 below.

The disclosures in Item 6 are herein incorporated by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) , (b) Based upon the Issuer’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014, there were 299,108,984 shares of Common Stock issued and outstanding as of March 11, 2014.

Based on the foregoing, as of April 21, 2014, the 28,878,538 shares of Common Stock (which includes 24,831,107 shares of Common Stock underlying American-style call options and 3,450,000 shares of Common Stock underlying forward purchase contracts) (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.7% of the shares of Common Stock issued and outstanding.

Pershing Square, as the investment adviser to PS Fund 1, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

CUSIP No. 018490102	13D	Page 7

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Valeant contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, forward purchase contracts and options that were effected in the past 60 days by the Reporting Persons for the benefit of PS Fund 1. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 25, 2014, Pershing Square and Valeant entered into a Letter Agreement (the “Letter Agreement”) relating to PS Fund 1’s investment in Common Stock. Pursuant to the Letter Agreement, the parties thereto agreed, among other things, that:

•	Valeant and Pershing Square will become members in a newly formed jointly owned entity (which thereafter became known as PS Fund 1) and that entity will be the exclusive entity through which Pershing Square and funds advised by Pershing Square will acquire Issuer equity;

•	Valeant will contribute $75.9 million to the entity; Funds advised by Pershing Square will contribute in its discretion additional amounts to the entity and the entity will purchase equity in the Issuer;

•	Valeant will not, while Valeant, Pershing Square and/or the entity may be deemed a group, acquire beneficial ownership of Issuer equity, except in a business combination transaction with the Issuer or as a result of transactions by Pershing Square, the entity or any of their respective affiliates;

•	The entity will dissolve following the earliest to occur of several events, including the consummation of a business combination transaction with the Issuer or at such time that Valeant informs Pershing Square or the Issuer that it is no longer interested in pursuing a business combination transaction with the Issuer;

•	Income, gain and loss on $75.9 million in value of shares of Common Stock purchased by the entity will be allocated to Valeant and the remaining net profit realized by the entity will be allocated to funds advised by Pershing Square, except that Valeant will have a right to 15% of the net profits otherwise allocable to funds advised by Pershing Square if, before dissolution and at a time when a Valeant business combination proposal for the Issuer is outstanding, a proposal for a third party business combination with the Issuer is outstanding or made;

•	Valeant will consult with Pershing Square before making any material decisions relating to a business combination with the Issuer;

•	Pershing Square will direct the management of the entity (including the manner and timing of purchases and sales of Issuer equity) and will generally decide how the entity votes any securities it owns, except that until the Termination Time (as defined in the Letter Agreement) the entity will vote all of its shares of Common Stock in favor of a proposal by Valeant to acquire the Issuer and other proposals supported by Valeant and against proposals reasonably likely to impair the ability of Valeant to consummate a business combination with the Issuer, and, subject to limited exceptions, will not sell or otherwise reduce its economic ownership in Issuer equity;

CUSIP No. 018490102	13D	Page 8

•	At the election of Valeant, immediately prior to consummation of a Valeant business combination with the Issuer, Pershing Square will purchase, for $400 million, shares of Valeant common stock at a per share price reflecting a 15% discount to the then current market price;

•	If Valeant and the Issuer consummate a business combination transaction that permits stockholders of the Issuer to elect to receive Valeant common stock, Pershing Square will cause the entity to elect to receive Valeant common stock for all shares of Common Stock over which it controls that election; and

•	If Valeant and the Issuer consummate a business combination transaction, Pershing Square will, on the date of consummation, hold Valeant common stock with a then current value of at least $1.5 billion and, for a period of one year after that consummation, it will not sell shares of Valeant common stock unless after giving effect to the sale it continues to own at least $1.5 billion in value of Valeant common stock (and during that one year period it will not hedge its investment in that minimum number of shares).

Pershing Square formed PS Fund 1 and, pursuant to and in accordance with the Letter Agreement, Valeant USA, Pershing Square and certain funds advised by Pershing Square entered into an Amended and Restated Limited Liability Company Agreement for such entity that generally reflected the understandings set forth in the Letter Agreement (the “LLC Agreement”). The foregoing summaries of the Letter Agreement and the LLC Agreement are qualified in their entirety by reference to the actual language of those agreements, which are filed as Exhibit 99.3 and Exhibit 99.4 and incorporated herein by reference.

The Subject Shares are beneficially owned by the Reporting Persons. PS Fund 1 may, from time to time, enter into and dispose of options, forward purchase contracts or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

As of April 21, 2014, PS Fund 1 holds options to purchase 24,831,107 shares of Common Stock pursuant to various American-style call options with strike prices ranging from $1.20 to $1.33 and exercisable through dates ranging from March 4, 2015 to April 20, 2015. PS Fund 1 has also entered into certain forward purchase contracts with an expiration of April 22, 2015, covering 3,450,000 notional shares of the Issuer’s Common Stock. The forward purchase contracts may be settled by physical settlement or cash settlement. The consideration for the forward purchase contracts will be paid at settlement based on a forward price of $140.37 and 3,450,000 notional shares of the Issuer’s Common Stock. None of the options or forward purchase contracts gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. The counterparty to the options and the forward purchase contracts is an international investment bank. Please refer to Exhibit 99.2 hereto for additional information.

Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. 018490102	13D	Page 9

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.

CUSIP No. 018490102	13D	Page 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2014	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

CUSIP No. 018490102	13D	Page 11

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.